SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Freshpet, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

358039105
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2023
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358039105	SCHEDULE 13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,620,513 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,620,513 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,620,513 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 358039105	SCHEDULE 13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 68,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 68,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON JAMES LILLIE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,800 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,800 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 40,800 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON TIMOTHY R. MCLEVISH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON KURT T. SCHMIDT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,744 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,744 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,744 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON DWYANE WADE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,292 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,292 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,292 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON CARSTEN CHARLES (“CC”) SABATHIA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,586 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,586 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,586 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON GINGER GORDEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,615 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,615 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,615 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 10 of 13 Pages

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed by the undersigned on September 22, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on December 9, 2022 (“Amendment No. 1”), Amendment No. 2 filed on December 15, 2022 (“Amendment No. 2”), Amendment No. 3 filed on May 24, 2023 (“Amendment No. 3”), Amendment No. 4 filed on May 25, 2023 (“Amendment No. 4”), Amendment No. 5 filed on May 30, 2023 (“Amendment No. 5”) and Amendment No. 6 filed on June 1, 2023 (“Amendment No. 6,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first sentence of Item 3 is hereby amended and restated in its entirety as follows:

The 3,620,513 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $158 million.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 48,195,714 Shares outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 7, 2023.

As of the close of business on the date hereof, JANA may be deemed to beneficially own 3,620,513 Shares, representing approximately 7.5% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Dietz may be deemed to beneficially own 68,000 Shares, representing 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Lillie may be deemed to beneficially own 40,800 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. McLevish may be deemed to beneficially own 24,000 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Schmidt may be deemed to beneficially own 1,744 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Wade may be deemed to beneficially own 6,292 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Sabathia may be deemed to beneficially own 2,586 Shares, representing less than 0.1% of the Shares outstanding.

As of the close of business on the date hereof, Ms. Gorden may be deemed to beneficially own 1,615 Shares, representing less than 0.1% of the Shares outstanding.

CUSIP No. 358039105	SCHEDULE 13D/A	Page 11 of 13 Pages

By virtue of the Nominee Agreements, the Special Advisor Agreements, and the Confidentiality Agreement (each as defined in Item 6), JANA and the other Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 3,765,550 Shares, representing approximately 7.8% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

(b) JANA has sole voting and dispositive power over the 3,620,513 Shares, which power is exercised by the Principal. Ms. Dietz has sole voting and dispositive power over the 68,000 Shares beneficially owned by her. Mr. Lillie has sole voting and dispositive power over the 40,800 Shares beneficially owned by him. Mr. McLevish has sole voting and dispositive power over the 24,000 Shares beneficially owned by him. Mr. Schmidt has sole voting and dispositive power over the 1,744 Shares beneficially owned by him. Mr. Wade has sole voting and dispositive power over the 6,292 Shares beneficially owned by him. Mr. Sabathia has sole voting and dispositive power over the 2,586 Shares beneficially owned by him. Ms. Gorden has sole voting and dispositive power over the 1,615 Shares beneficially owned by her.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit L hereto and is incorporated herein by reference. All of the transactions in Shares listed in Exhibit L were effected in the open market through various brokerage entities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit L:	Transactions in the Shares of the Issuer During the Past Sixty (60) Days.

CUSIP No. 358039105	SCHEDULE 13D/A	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2023

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	Partner, Chief Legal Officer and Chief Compliance Officer

/s/ Diane Dietz
DIANE DIETZ

/s/ James Lillie
JAMES LILLIE

/s/ Tim McLevish
TIMOTHY R. MCLEVISH

/s/ Kurt T. Schmidt
KURT T. SCHMIDT

/s/ Dwyane Wade
DWYANE WADE

/s/ CC Sabathia
CC SABATHIA

/s/ Ginger Gorden
GINGER GORDEN

CUSIP No. 358039105	SCHEDULE 13D/A	Page 13 of 13 Pages

EXHIBIT L

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s Price Per Share ($) column is a weighted average price. These Shares were purchased/sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares purchased/sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
6/12/2023	(24,645)	66.39
6/13/2023	(59,445)	67.14
7/3/2023	(11,483)	67.00
7/5/2023	(1,100)	67.04
7/10/2023	(564)	67.08
7/11/2023	(38,861)	67.12	67.02-67.32
7/12/2023	(30,712)	67.22
7/13/2023	(19,411)	67.38
7/17/2023	(2,000)	66.98
7/18/2023	(77,769)	67.32	67.11-67.46
7/19/2023	(54,840)	67.60
7/24/2023	(4,911)	67.11
7/25/2023	(8,349)	67.04
8/4/2023	(45,000)	74.31	74.13-74.44
8/7/2023	(12,000)	80.14
8/7/2023	(262,011)	82.63	82.23-82.76
8/8/2023	(92,262)	80.39
8/9/2023	(7,800)	80.17